UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Amendment No. 1 to Form 6-K amends the Form 6-K filed on May 10, 2012 by Paragon Shipping Inc. (the "Company") to include as Exhibit 1 the letter of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., dated May 11, 2012, to the Securities and Exchange Commission confirming the information contained in the Company's report on Form 6-K filed on May 10, 2012.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370) and prospectus supplement filed with the U.S. Securities and Exchange Commission on October 12, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: May 14, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

May 11, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the Form 6-K of Paragon Shipping Inc, dated May 10, 2012, and have the following comments:

1.           We agree with the statements made in the second and third paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the first, fourth and fifth paragraphs, including but not limited to:

i.	The change was approved by the audit committee of the board of directors; and

ii.
During each of the two most recent fiscal years and through the date of their report, neither Paragon Shipping Inc., nor anyone on its behalf consulted with Ernst & Young (Hellas) Certified Auditors-Accountants S.A on any matter that was subject to disagreement, as that term is defined in Item 16.F of Form 20-F and the related instructions to Item 16.F of Form 20-F, or a reportable event, as that term is defined in Item 16.F of Form 20-F.

Yours truly,

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece